Exhibit 99.1

Communication via email to QAD Employees

Date Distributed: May 6, 2009 @ 4:02 p.m. PST
From: Daniel Lender, CFO
Subject: Stock Option and Stock Appreciation Right Exchange Program

We are pleased to announce we are in the process of asking our stockholders to approve a stock option and stock appreciation right exchange program, where eligible employees can choose to exchange certain options and stock-settled stock appreciation rights (SARs) for new SARs covering fewer shares at a lower exercise price. We have disclosed this program to stockholders in our proxy statement that we filed yesterday, and I wanted to let you know that we are pursuing approval of this program. The information here is not complete and will likely raise additional questions, but until the program is approved, we cannot provide any more details than are included in the proxy statement. Note that the proxy statement we filed is currently in preliminary form and we will be filing a final proxy statement in the next few weeks. If the program is approved by stockholders at our June 10, 2009 Annual Meeting and if you hold eligible stock options or SARs, you will receive detailed information about the exchange program shortly thereafter.

In authorizing the exchange program, the Board of Directors hopes to achieve two goals. First, like many companies, the market price of our common stock over the last several years has significantly declined. As a result, many of us hold options and SARs with exercise prices significantly higher than the current market price of our stock. We believe the exchange program will strengthen incentives and reward employees for remaining with the Company and contributing to our long-term growth and success. Additionally, in authorizing a program that will permit employees to exchange existing options and SARs for a lesser number of new SARs, we hope to reduce the overhang of outstanding equity awards, a move we expect to be positively perceived by investors. Overhang refers to the total number of shares subject to outstanding equity awards (such as stock options and SARs) as a percentage of QAD’s total shares of common stock outstanding.

You can access the full stockholder proposal for the exchange program in QAD’s preliminary proxy statement at http://www.sec.gov/Archives/edgar/data/1036188/000136231009006639/c84835pre14a.htm and you can access the final proxy statement when it is available at www.sec.gov. Please recognize that QAD is not planning to provide any further written communication on this issue until the status of the stockholder vote is known.

Legal Notice
The following is important legal information, which we are required to include as part of this communication and we encourage you to read it.

We have not commenced the exchange program that is referred to in this communication. Whether the exchange program commences is conditioned upon stockholder approval. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the proposed exchange program. Upon commencement of the exchange program, QAD will file a Tender Offer Statement and related exhibits and documents with the Securities and Exchange Commission (SEC), which should be read by all of the Company’s eligible employees holding options and/or stock appreciation rights that are eligible to participate in the exchange program. The written materials described above and other documents filed by the Company with the SEC will be available (i) free of charge from the SEC’s website at www.sec.gov (ii) by directing a written request to: QAD Inc., Attention: Investor Relations, 100 Innovation Place, Santa Barbara, CA 93108, or (iii) by contacting Investor Relations for the Company at 805-566-5139.